EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate report

On March 23, 2015 the Company's shareholders have approved the following resolutions:

1.
To approve the acceptance of the terms established by the Antitrust Commissioner in his approval of Merger 7915 dated March 26, 2014, both by the Company and by Yes (in the Company's vote as shareholder in the general meeting of Yes) and to issue an announcement as described in section 9 of the merger approval; to announce the exercise, at no cost, of the Company's option for the allotment of 6,221 shares of Yes, representing 8.6% of Yes shares ("the Option") (subsequent to exercise of the Option, the Company will hold 58.36% of the share capital in Yes in full dilution).

2.
To enter into an agreement with Eurocom DBS Ltd., whereby the Company will acquire the entire holdings of Eurocom DBS in Yes (including a right to exercise 43 Yes shares that it holds) and all the shareholder loans provided by Eurocom DBS to Yes, all for the consideration and under the terms (including the preconditions) as set out in the Acquisition Agreement, as was detailed in the Company's previous report.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.